News Release 06-23 December 6, 2006

PORTAL RESOURCES GRANTS OPTIONS

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) has, subject to regulatory approval, granted directors, officers and employees of the Company incentive stock options to purchase an aggregate of 1,196,400 common shares.  The options are exercisable until December 5, 2011 at an exercise price of $0.52 per share.  The options were granted under the Company’s Incentive Stock Option Plan.

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on gold/silver and copper/gold assets in Argentina.  The company currently controls approximately 800 square miles of mineral rights in two primary project areas. A description of these projects, including maps and photographs, can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

No securities regulatory authority or stock exchange accepts responsibility for the adequacy or accuracy of this release

TSX Venture Symbol: PDO

For further information contact: Bruce Winfield or Dan Gibbons

Suite 750 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Telephone: 604-629-1929   Facsimile:  604-629-1930 E-mail: info@portalresources.net Web:  www.portalresources.net